ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 27, 2005

05012287

RECEIVED
2005 NOV -3 P 3:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
27 October 2005 (ASX Appendix 5B & Quarterly Report for the period 1 July 2005 to September 30, 2005)

dlw 11/3

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

QUARTERLY REPORT FOR THE PERIOD
FROM 1 JULY 2005 TO 30 SEPT 2005

HIGHLIGHTS

UNITED STATES OF AMERICA
Third quarter oil and gas sales up 9.5% to $799,000.
Fracture stimulation in progress at Welder Ranch, Texas.
Drilling activity planned at Lake Long, Louisiana.
South Grosse Tete (Louisiana) waiting on rig
Deep project at South Grosse Tete now planned early 2006.
Eagle prepares for November drilling, California.
Re-completion planned on Rainosek project, Texas.
Several new projects being appraised by Houston office.

OFFSHORE CHINA
CNOOC negotiations continue for 12-8 oil field development.
1st qtr 2006 drilling planned in the vicinity of the 6-12-1 oil discovery.

AUSTRALIA
Little Joe Prospect (offshore WA-254-P overlap) scheduled for drilling.
Duomonte Prospect drilling likely 1st half 2006 offshore WA-254-P.

UNITED STATES OF AMERICA

The Company views the USA, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR continually reviews new opportunities generated by a strong network built over more than a decade of doing business in Texas and Louisiana. FAR's strong cash position of $9.7 million underpins its ability to review and participate in these new opportunities.

PRODUCTION

Gas sales during the quarter totalled 42.2 million cubic feet for an average of 0.46 million cubic feet per day at an average price of US$7.23 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 5,150 barrels for an average of 56 barrels of oil per day at an average price of US$58.78 per barrel before production taxes. Third quarter revenues amounted to $799,000 representing an increase of 9.5% over the Second Quarter. Revenues have been affected by lost production attributable to Hurricanes Katrina and Rita and do not include any contribution from Welder Ranch or re-completion work at Lake long that will impact the final quarter.

During the quarter completion operations commenced on two wells at Lake Long and fracture stimulation operations commenced at Welder Ranch. A drilling rig has been secured for the Eagle Project (California) and rigs are being sourced for South Grosse Tete and Lake Long (Louisiana). A completion unit has been contracted for the Rainosek Project area (Texas).

The above activity is planned to increase FAR's production profile in due course as successful wells are added to the production stream. New production will also attract energy prices prevailing in the USA approximating US$12 per thousand cubic feet for gas and up to US$62 per barrel for oil.

Loveless "F #2, Hardeman County, Texas (FAR 11.375%)
Rig available for planned October drilling

The Operator has proposed the drilling of the Loveless F#2 well in Hardeman County, Texas. The F#2 well will be drilled 402 feet northwest of the Loveless F#1 producing well and is predicted to intersect the objective Chappel formation approximately 60 feet high based on seismic interpretation. By drilling at this location the remaining oil above the existing F#1 well can be recovered.


Loveless G 1
Loc Loveless F 1
Line:
Trace:

The Loveless F#1 well was drilled in 1990 (FAR 11.375%) and has produced 897,103 barrels of oil and 837 million cubic feet of gas and is currently producing 30 to 38 barrels of oil per day with associated water. If the Loveless F#2 produces at the maximum rate allowed by the Texas Railroad Commission, the F#1 well will be shut in.

The operator has advised that a number of participants are still to decide on the program such that the Paterson October rig slot will now slip. The 8,400 test, if undertaken, is likely to take around 20 days to drill and evaluate. The Operator is Rio petroleum Inc of Amarillo Texas. FAR has an 11.375 percent working interest in the 80 acre Loveless F producing unit which includes the F#1 and proposed F#2 wells.

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17% participation)
Rigs being sought for both shallow and deep objectives

An expanded leasing program has been initiated in the South Grosse Tete area as a prelude to drilling a 17,500 foot test during early 2006. The deeper target is referred to as the Baist 29-1 Prospect as distinct from the shallower Schwing Prospect. Locating a suitable rig for the deep well is now underway and is being conducted in conjunction with the rig requirement for the shallower Schwing test, such that it may be possible the same rig is used on both targets.

James E. Smith and Associates / Spartan Operating Co. has already alerted 12 different area drilling contractors that the Schwing location is ready and as such a rig may become available at short notice. Presently however the rig market remains extremely tight.

Shallow Prospect
Permits have been issued and location building has been completed for the drilling of the Schwing "A" #1 well, a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The Schwing prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole, is estimated at US$1.8 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

Deeper Prospects
The Schwing well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives (now referred to as the Baist 29-1 Prospect) at the Nonion Struma, Nodosaria and Deep Wilcox intervals. The target sizes of the deeper objectives are illustrated below:


Martin Schwing 2
Proposed Location
Cal Gas Schwing ST1
Show: 19083BO +1.6MMCFG
SOUTH GROSSE TETE
Iberville Ph. Louisiana
11000'
12000'
13000'
14000'
15000'
16000'
17000'
Bol. Mex.
TD 11065'
TD 11065'
3-5MMBO Potential
Bol. Mex.
Lower Nonian Struma
TD 12399'
12-15BCF Potential
Nodosaria Channels
100BCF + 5MMBO Potential
500BCF Potential
Wilcox

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

The Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 12.75 percent once cost recovery has been achieved on a project basis. ASX listed Amadeus Energy has reported a 50 percent working interest in the project.

Rainosek Project, Lavacca County, Texas (21.57%)
Workover rig secured for new completion activity.

A completion unit has been retained under contract to perform an uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence within 6 to 8 weeks. FAR has indicated it would participate for its 21.57 percent interest (reducing to 15.89% for participation by Bass).

Provided this work is successful at least one further drilling location within the Rainosek leasehold area would also be prospective for the Wilcox zones which are evident in the Rainosek-1 and 3 wells.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)
Frac operations have commenced on Vaquero 2 well

Subsequent to the quarter end, fracture stimulation operations commenced on the Vaquero 2 well. Results of the frac program will be released to the ASX as they become available.

The Vaquero #1 and #2 wells are operated by Dune Energy, Inc and are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. Under the terms of the original agreement FAR has earned a 9 percent working interest in both the Vaquero #1 and #2 wells. FAR has subsequently elected to increase its working interest in the Vaquero #1 well to approximately 9.69%.

Loveless "E" #1, Hardeman County, Texas (FAR 16.25%)
Pump installation in progress

The Loveless "E" well which was drilled in 1990 has now reached cumulative production of approximately 1.1 million barrels of oil and 1BCF of gas and is one of the most successful wells in the USA program. The well had declined over its productive life to 21 barrels of oil per day and 25 thousand cubic feet of gas per day with water being produced for the first time. The well has now been placed on pump and is averaging 34 barrels of oil per day with associated water.

Lake Long Project, Lafourche Parish, South Louisiana
Successful completions on 2 wells

Production is set to increase at Lake Long where successful completions have been performed on behind pipe zones in the SL #28 and SL #2ST wells.

The SL #2ST well has been perforated in the in the 9500 Lower C Sand between 9,496 and 9,502 feet. Following perforation, this zone tested at an estimated rate of 500 barrels of oil per day. The well has been choked back to a 5/64 inch choke on a flowing tubing pressure of 1590 psi and will be produced at approximately 200 barrels of oil per day. An upgrade of oil tankage has commenced at Lake Long to increase handling capacity following these test results. Whilst present in nearby wells, the Lower C Sand has not produced at this location and is at virgin pressure. FAR has a 12.625% working interest in the #2ST well which was drilled in 2003.

A completion has also been made on behind pipe sands in the SL #28 well in which FAR has a smaller working interest of 1.375%. The interval between 6,967 to 6,977 feet has been perforated and tested dry gas and minor water at the rate of 800 thousand cubic feet per day on a 6/64 inch choke at 2350 psi.



FAR has a 1.375% working interest in the proposed SL 328 #8 well, expected to be drilled within the Lake long Field in approximately 90 days.

The drill data from the successful SL328#1 well drilled in 2004 (FAR 4.09375%) has been integrated into a reprocessed 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks. Due to the tight rig market the earliest a well is likely to be drilled to test these new prospects is late 2005/early 2006.

Whilst no serious damage was sustained at Lake long during Hurricanes Rita and Katrina approximately 2 weeks of production was lost due to safety shut-ins. Wells are being monitored closely as they are returned to production. Lost production may impact 4th quarter revenues.

All working interests at Lake long are subject to State and other minor royalties. Other participants in the field include Kriti Exploration Inc and Palace Exploration Company, both based in North America.

Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20% participation) Production affected by Hurricanes.

Oil production has been affected due to safety shut-ins at Bay Courant, Lafourche Parish, South Louisiana.


Bay Courant Production Barge


Bay Courant Loading Facility

Future activity will be focussed on a deeper structure, mapped on seismic, that remains to be evaluated by a test well at a crestal location. Known as the "Pr Zone", this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Farm-in partners are being sought by the operator.The Bay Courant Project is located in the intracoastal State waters, Lafourche Parish, South Louisiana approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent provided payout has been achieved. FAR is the only listed entity participating in the project with other interests held by North American entities.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Rig due on location November 2005

A rig is expected on location to drill Eagle North 1 in November 2005. Eagle North 1 lies approximately 400 metres northwest of the 2001 Eagle 1 surface location and is planned to be drilled to a total depth of 4,200 metres. After logging, provided the presence of oil in the target Gatchell sandstones is confirmed, the well will be cased and production tested for five days. Following a successful test the well will then be plugged back to drill a side track horizontal lateral within the reservoir for a distance of 300 metres which will then be completed for oil and gas production.

Economic completion of the well will trigger an immediate 129 km2 3D seismic survey for planning of up to nine, 900 metre long in-situ horizontal wells (with potential 4 to 6 fold flow rates for oil and gas over a conventional vertical well) in the reservoir to drain the field over a 15 year production period as well as instituting permitting of production facilities for Eagle North 1 and other wells as they come on stream.

Provided a successful development ensues, it is proposed to truck crude to receiving facilities at Coalinga some 20 kilometres to the west and link gas production to a 20" main gas pipeline that is northwest abutting the development.

The operator has estimated mean potential recoverable reserves for the Eagle project of 13.48 million barrels of oil and 25.18 Billion cubic feet of gas. FAR will contribute to the drilling cost on the basis of its current interest (15%) thereby leaving FAR highly leveraged to a successful drilling outcome.

FAR will contribute to the drill cost on the basis of its current interest (15%) thereby leaving FAR highly leveraged to a successful drilling outcome.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD).

The Duomonte Prospect (also referred to as the Marauder Prospect) has been flagged as a possible drilling candidate for the 1st half of 2006 following the reprocessing of a new 3D seismic data set over the permit by the Operator, Apache, in conjunction with PGS. The reprocessing by PGS utilises very modern processing techniques. Duomonte-1 will target the Legendre Formation at 2,550 metres with mean recoverable reserves estimated at 22.5 million barrels. The prospect lies approximately 26 kilometres from the Woodside operated Legendre Field.

The Little Joe Prospect which overlaps into WA-254-P (from WA-208-P) has also been scheduled for drilling by Woodside during the late 2005/early 2006. Santos, a participant in the Little Joe Prospect, is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable following the drilling of a 76 metre gross gas column at Hurricane during the 1st quarter of 2005.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY).

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST (OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

The proposed Stokes Bay-1 well, a follow up to the original Point Torment discovery is now likely to be drilled during 2006.

The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil. FAR has indicated it may increase its interest in the planned Stokes Bay -1 well pending the final make up of participants in the well.

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Production Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR: ROC OIL.

Negotiations are currently in progress with CNOOC that may lead to the development of the 12-8 West area (approximately 8-10 million barrels of recoverable oil).

The field may be developed using multi lateral wells on artificial lift from an un-manned two pile platform tied into an annexe on the existing Wei 12-1 Platform connected by pipeline to facilities at Weizou Island (refer schematic).

If successful, the 12-8 West Field is likely to be followed by the development of the 12-8 East Field (approximately 10 to 15 million barrels of recoverable oil) in 2008.

Future Exploration: Geological models calibrated to wells drilled during 2004 suggest a cluster of prospects in the northern part of the block. These prospects are in the vicinity of the Wei 6-12-1 discovery (estimated to contain 2.6 to 10 million barrels of recoverable oil), which was made by the Joint Venture in March 2002.

Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 million barrels. The proximity of this cluster of prospects to existing infrastructure encourages the view that this part of the block warrants further exploration. Under the terms of the contract as revised, one exploration well is required early 2006; however the final drilling program and number of wells will depend on rig availability and other factors.


Second Phase Contract Area
Wei 6-12 Area
Third Phase Contract Area
Wei 6-12 West
Wei 12-1 Oil Field
Wei 6-12-1
Wei 6-12 South
Wei 6-12 SE
Wei 6-12 SW
Wushi 1-5
Area of 3D Seismic Inversion
Wei 12-8 East
Wei 12-8 West
Wei 12-8 Development Area
0
5km

Block 22/12 Location Map Prospect/Lead Oilfield/Oil Accumulation

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 SEPTEMBER 2005

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (9 months) $A'000
	Cash flows related to operating activities			
1.1	Receipts from product sales and related debtors		719	1,899
1.2	Payments for	(a) exploration and evaluation	(91)	(1,084)
		(b) development	(312)	(851)
		(c) production	(108)	(303)
		(d) administration	(363)	(845)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		65	104
1.5	Interest and other costs of finance paid		(14)	(35)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		(104)	(1,115)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(74)	(118)
		(b)equity investments		
		(c) other fixed assets	(10)	(104)
1.9	Proceeds from sale of:	(a)prospects	40	176
		(b)equity investments		
		(c)other fixed assets		19
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (Forex Revaluation)			2
	Net investing cash flows		(44)	(25)
1.13	Total operating and investing cash flows (carried forward)		(148)	(1,140)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(148)	(1,140)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	7951	9,244
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(411)	(489)
	Net financing cash flows	7,540	8,755
	Net increase (decrease) in cash held	7,392	7615
1.20	Cash at beginning of quarter/year to date	2,325	2,089
1.21	Exchange rate adjustments to item 1.20	1	14
1.22	**Cash at end of quarter**	9,718	9,718

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	50,729
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	786	583
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	782
4.2	Development	51
	Total	**833**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	311	281
5.2	Deposits at call	718	563
5.3	Commercial Bills	8,651	1,443
5.4	US$ Foreign Currency a/c	38	38
	Total: cash at end of quarter (item 1.22)	9,718	2,325

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	318,553,344	318,553,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues	113,581,386	113,581,386	7 cents	N/A
	(b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	8,000,000	--	10 cents	16 June 2007
	Consultant	2,000,000	--	10 cents	30 June 2008
7.8	Issued during quarter			*Issue Price*	*Expiry Date*
7.9	Exercised during quarter	113,581,386	113,581,386	*Exercise Price* 7 cents	*Expiry Date* 31 July 2005
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date: 24 October 2005

Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==